ZKGC New Energy Ltd.

12 Xinxiangdi Jiari

Laocheng Town, Chengmai County, Hainan Province 571924

People’s Republic of China

June 8, 2022

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:   Patrick Fullem

Re:	ZKGC New Energy Ltd.
Amendment No. 4 to Registration Statement on Form F-1
Filed June 1, 2022
File No. 333-262334

Acceleration Request

Requested Date:	June 10, 2022
Requested Time:	12:00 PM Eastern Time

Mr. Fullem:

The undersigned, ZKGC New Energy Ltd., respectfully requests that the effective date of its Pre-Effective Amendment No. 4 to Registration Statement on Form F-1, as above-captioned, be accelerated, and that such Registration Statement be permitted to become effective at 12:00 P.M. Eastern Time on June 10, 2022 or as soon thereafter as possible.

ZKGC New Energy Ltd. hereby authorizes Robert Brantl, counsel for ZKGC New Energy Ltd., to orally modify or withdraw this request for acceleration.

Respectfully submitted

/s/ Liao Jinqi
Liao Jinqi
Chief Executive Officer